                                UNITED STATES                    SEC FILE NUMBER
                      SECURITIES AND EXCHANGE COMMISSION             0-26972
                            Washington, D.C. 20549
                                                                   CUSIP NUMBER
                                 FORM 12b-25                       871016-10-1

                          NOTIFICATION OF LATE FILING

(Check One): X Form 10-KSB __ Form 20-F __ Form 11-K  __ Form 10-Q __ Form N-SAR

                 For Period Ended:   June 30, 1996
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION


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Full Name of Registrant

        SWISSRAY International, Inc.
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Former Name if Applicable


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Address of Principal Executive Office (STREET AND NUMBER)
        c/o Gary B. Wolff, P.C.
        747 Third Avenue, New York, New York 10017
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 __      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 /X/     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

                             See attached Exhibit A

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Gary B. Wolff, P.C.             212                 644-6446
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
         X  Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    __ Yes   X  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          SWISSRAY International, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date September 26, 1996              By /s/ Ulrich Ernst
     ------------------------------     ----------------------------------------
                                        Ulrich Ernst, Chairman of the Board
                                          of Directors

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                    EXHIBIT A
                          SWISSRAY INTERNATIONAL, INC.

                                   FORM 12b-25
                              PART III - NARRATIVE




         On October 11, 1995 Registrant filed a Form 10-SB Registration Statement with the Securities and Exchange Commission ("SEC"), which Registration Statement, in accordance with applicable statutes became effective 60 days thereafter, i.e. on or about December 10, 1995. Accordingly, the Registrant on such latter mentioned date became subject to the reporting requirements pursuant to the Securities Exchange Act of 1934 (the "Act") and in particular section 13 or 15(d) of the Act. The Registrant's fiscal year ends June 30.

         The Registrant was formerly on a calendar year basis and only fairly recently changed its year end from December 31 to fiscal year ending June 30. As a result thereof it has taken Registrant additional time in order to prepare certain comparative financial statements for its consolidated statement of operations, related financial statements and the management's discussion and analysis which will be a part of its Form 10-KSB for fiscal year ended June 30, 1996.

         As indicated in the Registrant's aforesaid Form 10-SB current operations are conducted principally through its wholly owned subsidiaries located primarily in Switzerland. Accordingly, the necessary consolidated financial statements must include the accounts of the Registrant and its wholly owned subsidiary, SR Medical AG (a Swiss corporation) and the latter's wholly owned subsidiaries, Telray AG (a Swiss corporation) and SR Medical GmbH (a German corporation). The combining of parent and subsidiaries has, to some extent, been delayed, due in part, to geographical locations, language and currency differences.

         These comparative audited financial statements and related financial and other necessary disclosure information are in the final stages of review by Registrant, its counsel and its auditors, and the Registrant, its personnel and agents have been diligently attempting to conclude the necessary financial statement review but have been unable to accomplish same within the necessary time frame without unreasonable effort or expense or otherwise.

         Registrant is current with respect to all prior "reporting requirements" and is diligently endeavoring to complete its 10-KSB in as expeditious a manner as possible in light of the circumstances described above.

         The Registrant, therefore, requests a 15 day extension of time within which to file its Form 10-KSB for fiscal year ended June 30, 1996 following the prescribed due date as indicated in Part II (b) of this Form 12b-25, i.e. thereby requiring Registrant to file such Form 10-KSB on or before October 15, 1996 or such earlier date solely if same may be statutorily required.